INOVA TECHNOLOGY
2300 W. Sahara Ave. Suite 800 Las Vegas, NV 89102

September 18, 2011

Re: September 16 comment letter

Ms. Ransom,

        Below are the responses to your letter:

1)

We note your request at the beginning of your response letter that the Preliminary Information Statement on Schedule 14C filed July 8, 2011 and the Revised Preliminary Proxy Statement on Schedule 14A filed February 22, 2008 be withdrawn. Please confirm that no proxies were solicited with respect to the proxy statement on Schedule 14A filed February 22, 2008.

There were no proxies solicited with respect to the proxy statement on Schedule 14A filed February 22, 2008

2)

We note your response to comment number one in our letter dated July 19, 2011. Please confirm that the table you included in your response to comment number six in your letter dated June 19, 2011 is incorrect. If as you indicate in your response there was no stock split in 2009, please explain how the number of shares went from 600,000,000 in April 2008 to 3,000,000,000 in April 2009 and whether that transaction required shareholder approval.

The table is correct. The share change from 600,000,000 to 3,000,000,000 was only a change in authorized shares, as was indicated. No shareholder approval was needed, as was indicated in our last letter.

3.

We note your response to comment two in our letter dated July 19, 2011 and we re-issue the comment in part. Please provide, as applicable, the information required by Items 7, related to the relevant sections of Items 404(d), 405, and 407(g) of Regulation S-K, considering you are seeking shareholder approval for the election of directors, and Item 11, related to Item 202 of Regulation S-K, considering you are seeking shareholder approval for an increase in authorized shares, of Schedule 14A. Please also ensure that the information you present is consistent with the information you presented in your most recent annual report on Form 10-K for the period ended April 30, 2011; in this regard, we note that the summary compensation tables appear to differ.

a)	We have already provided information in the 14A about related parties required by Item 404. We have supplemented it with historical information from the 10k.

b)	The compensation table has been updated to reflect any differences

c)	We have added information about the common and preferred stock as required by Item 404

d)	In regard to 407(g) we have received no communications from shareholders on these matters

4.

We note your response to comment four in our letter dated July 19, 2011 and the certificate pursuant to Nevada revised statutes 78.209 attached as an exhibit to your Form 10-K for the fiscal year ending April 30, 2011. There appears to be a typographical error on the first certificate indicating “150,000,000 shares.” The second certificate is not dated. Both certificates refer to “seven million five-hundred thousand common shares.” Please clarify which transactions these exhibits are intended to represent.

Attached to this filing is the corrected form indicating 150,000,000 shares post change. The “second certificate” is page 2 of the filing.

Regards,

Bob Bates, CFO